UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Gridsum Holding Inc.

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

398132100**

(CUSIP Number)

Mininglamp Technology Group Limited

Leading Smart Holdings Limited

10th Floor, Tower B, T3 Building, Wangjing SOHO,

No.1 of Futong East Street, Chaoyang District, Beijing, 100102

People’s Republic of China

+86 (10) 6430 3698

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of Mininglamp Technology Group Limited and Leading Smart Holdings Limited, with respect to Class B ordinary shares, par value of US$0.001 per share (“Class B Ordinary Shares”), of Gridsum Holding Inc., a Cayman Islands company (“Issuer”). In addition to Class B Ordinary Shares, the Issuer is authorized to issue and has issued Class A ordinary shares, par value of $0.001 per share (“Class A Ordinary Shares”, together with Class B Ordinary Shares, the “Ordinary Shares”).

**	The CUSIP number of 398132100 applies to the American depositary shares of the Issuer (“ADSs”). Each ADS represents one Class B Ordinary Share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398132100	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Mininglamp Technology Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,559,847(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,559,847(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,847(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% of Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 1,559,847 Class B Ordinary Shares directly owned by Mininglamp Technology Group Limited.
(2)

Based on 30,076,443 Class B Ordinary Shares outstanding as of March 31, 2020, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on June 2, 2020 (the “Annual Report”).

CUSIP No. 398132100	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Leading Smart Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,559,847(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,559,847(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,847(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% of Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Representing 1,559,847 Class B Ordinary Shares directly owned by Mininglamp Technology Group Limited. Mininglamp Technology Group Limited is a wholly-owned subsidiary of Leading Smart Holdings Limited.

(2)	Based on 30,076,443 Class B Ordinary Shares outstanding as of March 31, 2020, as set forth in the Annual Report.

CUSIP No. 398132100	13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to Class B Ordinary Shares of the Issuer. The Ordinary Shares of the Issuer consist of Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.001 per share. Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share.

The ADSs, each representing one Class B Ordinary Share, of the Issuer are listed on the Nasdaq Stock Market under the symbol “GSUM.”

The principal executive offices of the Issuer are located at South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

Mininglamp Technology Group Limited and Leading Smart Holdings Limited are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(a) – (c); (f) Mininglamp Technology Group Limited is an investment holding vehicle incorporated in Hong Kong and a wholly-owned subsidiary of Leading Smart Holdings Limited. Leading Smart Holdings Limited is a company organized and existing under the laws of the Cayman Islands that primarily engages in the business of providing one-stop enterprise-level platform for artificial intelligence products and services, and offering artificial intelligence applications with analytical decision-making ability through the bridging of perceptual and cognitive intelligence and utilizing multi-modal AI and big data technology. The business address of Mininglamp Technology Group Limited and Leading Smart Holdings Limited is 10th Floor, Tower B, T3 Building, Wangjing SOHO, No.1 of Futong East Street, Chaoyang District, Beijing, 100102, the PRC.

The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Mininglamp Technology Group Limited and Leading Smart Holdings Limited (collectively, the “Related Persons”) are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 25, 2020, Mininglamp Technology Group Limited entered into a securities purchase agreement (the “SPA”) with Yao Wei, pursuant to which Yao Wei agreed to sell to Mininglamp Technology Group Limited and Mininglamp Technology Group Limited agreed to buy from Yao Wei, 1,363,500 ADSs (representing 1,363,500 Class B Ordinary Shares) at an aggregate purchase price of US$ 1,022,625 (the “Purchased Shares”). The transactions contemplated by the SPA closed on May 29, 2020. Mininglamp Technology Group Limited used the working capital of Leading Smart Holdings Limited to acquire the Purchased Shares. The copy of the SPA is attached hereto as Exhibit 99.2. The description of the SPA contained herein is qualified in its entirety by reference to Exhibit 99.2, which are incorporated herein by reference.

In addition to the purchase of the Purchased Shares, since May 29, 2020, Mininglamp Technology Group Limited purchased an aggregate amount of 196,347 ADSs (representing 196,347 Class B Ordinary Shares) of the Issuer, in the open market with a weighted average trading price of US$ 0.84 per ADS. Mininglamp Technology Group Limited used the working capital of Leading Smart Holdings Limited to acquire such ADSs.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for strategic investment purposes. The Reporting Persons expect to evaluate the Issuer and review their holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Reporting Persons’ and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decision,

CUSIP No. 398132100	13D	Page 5 of 6 Pages

each Reporting Person may take such actions in the future as it deems appropriate in light of the circumstances and conditions existing from time to time, including: increasing its stake in the Issuer through open market purchases, privately negotiated transactions or otherwise; seeking to acquire or influence control of the Issuer, the means of which may include board representation; effecting extraordinary corporate transactions in the Issue, such as merger, reorganization or take-private transaction that could result in the de-listing or de-registration of Class B Ordinary Shares; selling all or a portion of the Securities that they now own or hereafter may acquire on the open market or in private transactions; or taking any other action(s) described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any Related Person, has any present plans or proposal which relate to, or would result in, any of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 and Item 6 of this Schedule 13D is hereby incorporated by reference.

Reporting Person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mininglamp Technology Group Limited	1,559,847	5.2	%(1)	1,559,847	0	1,559,847	0
Leading Smart Holdings Limited	1,559,847	5.2	%(1)	1,559,847	0	1,559,847	0

(1)	Percentage calculated based on 30,076,443 Class B Ordinary Shares outstanding as of March 31, 2020, as set forth in the Annual Report.

Leading Smart Holdings Limited is the sole shareholder of Mininglamp Technology Group Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Leading Smart Holdings Limited may be deemed to beneficially own all of Class B Ordinary Shares of the Issuer held by Mininglamp Technology Group Limited.

Except as disclosed in this Schedule 13D, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons, beneficially owns any Class B Ordinary Shares of the Issuer or has the right to acquire any Class B Ordinary Shares of the Issuer.

Except as disclosed in this Schedule 13D, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Class B Ordinary Shares of the Issuer that they may be deemed to beneficially own.

(c) On May 29, 2020, Mininglamp Technology Group Limited purchased 1,363,500 ADSs (representing 1,363,500 Class B Ordinary Shares) from Yao Wei pursuant to the SPA at a purchase price per share of US$ 0.75.

In addition, Mininglamp Technology Group Limited has effected the following open market purchases of Class B Ordinary Shares in the form of ADSs in the past 60 days:

Date of Transaction	Type of Transaction	Quantity	Weighted Average Price Per Share (US$)
May 29, 2020	Purchase	42,010	0.81
June 1, 2020	Purchase	70,800	0.84
June 2, 2020	Purchase	83,537	0.85

Except as disclosed in this Schedule 13D, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons, has effected any transaction in Class B Ordinary Shares during the past 60 days.

CUSIP No. 398132100	13D	Page 6 of 6 Pages

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class B Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 3 of this Schedule 13D is incorporated by reference. A copy of SPA is attached as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement dated June 9, 2020 by and among the Reporting Persons.

99.2	Securities Purchase Agreement, dated May 25, 2020, by and between Mininglamp Technology Group Limited and Yao Wei.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2020

Mininglamp Technology Group Limited

By:	/s/ Minghui Wu
Name:	Minghui Wu
Title:	Director

Leading Smart Holdings Limited

By:	/s/ Minghui Wu
Name:	Minghui Wu
Title:	Chairman of the Board of Directors and Chief Executive Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers and Directors of Mininglamp Technology Group Limited

The names of the directors and the names and titles of the executive officers of Mininglamp Technology Group Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o 10th Floor, Tower B, T3 Building, Wangjing SOHO, No.1 of Futong East Street, Chaoyang District, Beijing, 100102, the PRC. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Mininglamp Technology Group Limited.

Name	Present Principal Occupation	Citizenship
Directors:
Minghui Wu	Director	People’s Republic of China

Executive Officers:
N/A

Executive Officers and Directors of Leading Smart Holdings Limited

The names of the directors and the names and titles of the executive officers of Leading Smart Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o 10th Floor, Tower B, T3 Building, Wangjing SOHO, No.1 of Futong East Street, Chaoyang District, Beijing, 100102, the PRC. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Leading Smart Holdings Limited.

Name	Present Principal Occupation	Citizenship
Directors:
Minghui Wu	Chairman of the Board of Directors	People’s Republic of China
Nong Zheng	Director	People’s Republic of China
Ping Jiang	Director	People’s Republic of China
Bin Dong	Director	People’s Republic of China
Zhao Yan	Director	People’s Republic of China
Leiwen Yao	Director	People’s Republic of China
Xiaohu Zhu	Director	Canada
Xiaoqiu Jin	Director	People’s Republic of China
Jia Zhai	Director	People’s Republic of China
Yanshu Zou	Director	People’s Republic of China
Qi Yu	Director	People’s Republic of China
Eugene Chehchun Huang	Director	People’s Republic of China (Hong Kong SAR)
Zixuan Liu	Director	People’s Republic of China

Executive Officers:
Minghui Wu	Chief Executive Officer	People’s Republic of China
Ping Jiang	Chief Financial Officer	People’s Republic of China